Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-205095 on Form S-8 and Registration Statement No. 333-224197 on Form S-3 of our report dated March 13, 2020, with respect to the consolidated balance sheet of People’s Utah Bancorp as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in this Annual Report on Form 10-K of People’s Utah Bancorp for the year ended December 31, 2019.

/s/ Moss Adams LLP

Spokane, Washington

March 13, 2020